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Table Of Contents

As filed with the Securities And Exchange Commission on September 29, 2003

Registration No. 333-106033

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAMBRIDGE HEART, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3679946 (I.R.S. Employer Identification No.)
1 Oak Park Drive Bedford, Massachusetts 01730 (781) 271-1200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David A. Chazanovitz
President and Chief Executive Officer
Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, Massachusetts 01730
(781) 271-1200
(Name, Address, Including Zip Code, And Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John A. Burgess, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

        The Registration Fee was previously calculated and paid in connection with the initial filing of this Registration Statement on June 11, 2003.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

Subject to completion dated September 29, 2003

PROSPECTUS

CAMBRIDGE HEART, INC.
25,249,276 SHARES OF COMMON STOCK

        This prospectus relates to resale by the selling stockholders of up to 25,249,276 shares of our common stock consisting of (i) 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock we previously issued in a private placement and (ii) 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Convertible Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. We will not receive any proceeds from the sale of these shares.

        Our common stock is traded on the OTC Bulletin Board under the symbol "CAMH." The last reported sale price for our common stock on the OTC Bulletin Board on September 26, 2003 was $1.11 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 20. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 for a discussion of the risks associated with our business.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2003.

        Cambridge Heart, Inc.'s executive offices are located at 1 Oak Park Drive, Bedford, MA 01730, our telephone number is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Cambridge Heart," "we," "us," and "our" refer to Cambridge Heart, Inc.

        The Cambridge Heart logo, CH 2000, Microvolt T-Wave Alternans, Micro-V Alternans Sensors, Heartwave System and Heartwave are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 3, before deciding to invest in our common stock.

Cambridge Heart, Inc.

        Cambridge Heart is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac arrest. Our products incorporate our proprietary technology, Microvolt T-Wave Alternans, and are the only diagnostic tools cleared by the U.S. Food and Drug Administration, which we call the FDA, to non-invasively measure Microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient's heartbeat. The use of our products and technology in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt, in patients whose heart rate has been elevated by exercise, pharmacologic agents or pacing through the use of our proprietary sensors which are placed on the patient's chest. Published clinical data in a broad range of patients has shown that patients with symptoms of or at risk of life threatening arrhythmia who test positive for Microvolt T-Wave Alternans are at increased risk for subsequent sudden cardiac events including sudden death, while those who test negative are at minimal risk. This data has consistently shown that our Microvolt T-Wave Alternans technology is the only non-invasive test comparable or superior to the invasive "gold standard" electrophysiology study in the prediction of sudden death. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 300,000 deaths, in the United States each year, and is the leading cause of death in people over the age of 45.

        All of our products, including our Heartwave, CH 2000 and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the United States and all have received the CE mark for sale in Europe. Our Heartwave, CH 2000 and Micro-V Alternans Sensors, have been approved for sale by the Ministry of Health in Japan. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

Corporate Information

        Our executive offices are located at One Oak Park Drive, Bedford, MA 01730, and our telephone number is 781-271-1200. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Common stock offered by the selling stockholders	25,249,276 shares
Use of proceeds	Cambridge Heart will not receive any proceeds from the sale of shares in this offering.
OTC Bulletin Board Symbol	"CAMH"

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Operations

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues and if it does not achieve broad market acceptance, our growth will be limited.

        We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products would reduce our revenues and limit our growth. This could have a material adverse effect on our results of operations and the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

We have a history of net losses, we expect to continue to incur net losses and may not achieve or maintain profitability.

        We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial net losses through March 31, 2003. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We expect that our selling, general and administrative expenses will increase significantly in connection with the expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

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  the extent to which our products gain market acceptance,

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  varying pricing promotions and volume discounts to customers,

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  competition, and

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  the availability and amount of third-party reimbursement.

We have not been able to fund our operations from cash generated by our business, and if we cannot meet our future capital requirements, we may not be able to continue as a going concern, develop or enhance our technology, take advantage of business opportunities and respond to competitive pressures.

        We have principally financed our operations over the past three years through the private placement of shares of our common stock and preferred stock. If we do not generate sufficient cash from our business to fund operations, or if we cannot obtain additional capital through equity or debt financings, we will be unable to continue as a going concern, to grow as planned and may not be able to take advantage of business opportunities, develop new technology or respond to competitive pressures. This could have a material adverse effect on our operations and the market price of our common stock. In the current economic environment, financing for technology and medical device companies has become increasingly difficult to obtain. Any additional financing we may need in the future may not be available on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders. For example, the Series A Convertible Preferred Stock we issued and sold on May 12, 2003, has certain superior liquidation, voting, anti-dilution and other rights over the rights of our common stock.

We could issue additional shares of common stock, which might dilute the book value of our common stock.

        We have authorized 75,000,000 shares of our common stock, of which 19,987,369 shares were issued and outstanding as of August 13, 2003. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares of our common stock. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we would likely need to issue securities which are convertible into or exercisable for a significant number of shares of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our common stock.

        In connection with the May 2003 financing, we issued 696,825 shares of our Series A Preferred Stock which are initially convertible into up to 9,058,725 shares of our common stock. As part of the May 2003 financing, we also issued warrants which are initially exercisable for 1,245,427 shares of our Series A Preferred Stock. Assuming exercise of all of these warrants, these shares of Series A Preferred Stock would initially be convertible into up to 16,190,551 shares of our common stock. The conversion price of the Series A Preferred Stock is subject to adjustment in certain circumstances. If we issue shares of common stock at a purchase price below the conversion price of the Series A Preferred Stock prior to November 12, 2004, the conversion price of the Series A Preferred Stock will be adjusted to equal such purchase price. The conversion price may also be adjusted following the last expiration date of the six tranches of short-term warrants if our revenue is below a specified amount for the period beginning April 1, 2003 and ending on either March 31, 2004 or June 30, 2004 (based upon when the last tranche of the short-term warrants expires). In that event, the conversion price of the Series A Preferred Stock will be adjusted to equal the lowest final exercise price per share of Series A Preferred Stock of the six tranches of short-term warrants (whether or not any of the short-term warrants are exercised). You would incur additional dilution of net tangible book value if the conversion price of the Series A Preferred Stock is adjusted pursuant to these provisions and the holders of Series A Preferred Stock convert these shares of Series A Preferred Stock into shares of our common stock.

The sale of a large number of shares of our common stock could depress our stock price.

        As of August 7, 2003, we have reserved 5,831,543 shares of common stock for issuance upon exercise of stock options and warrants and 266,511 shares for future issuances under our stock plans. We have also reserved 25,249,276 shares of common stock for issuance upon conversion of our Series A Preferred Stock. As of August 7, 2003, holders of warrants and options to purchase an aggregate of 3,326,514 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144. In accordance with registration rights that we have granted to various individuals and entities requiring us to register their shares of common stock for public resale, we also have resale registration statements in effect registering 7,304,359 shares of our common stock. In addition, in connection with the May 2003 financing, we have agreed to register all of the shares of common stock issuable upon conversion of the Series A Preferred Stock that we issued and sold in the financing and that are issuable upon exercise of the warrants issued in connection with the financing. Assuming no adjustments to the conversion price of the Series A Preferred Stock (as described in the immediately preceding risk factor), the shares of Series A Preferred Stock (including the shares of Series A Preferred Stock issuable upon exercise of the warrants issued in the financing) are initially convertible into 25,249,276 shares of our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

Financial investors may have interests different than you or Cambridge Heart, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

        In connection with the May 2003 financing, we issued securities which are initially convertible into approximately 51% of the number of shares of our outstanding common stock. In future financings, we may also issue securities which are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from Cambridge Heart's long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval.

We may need to obtain additional funding to meet our future capital needs. If we are unable to obtain such financings, we would be required to significantly cut back our operations, sell assets or license potentially valuable technologies to third parties or cease operations.

        We continue to have operating losses and without the realization of additional capital, it would be unlikely that we will be able to continue our business as a going concern. On May 12, 2003, we issued and sold shares of our Series A Convertible Preferred Stock and warrants for an aggregate purchase price of approximately $3.1 million. Although we would receive additional funds upon exercise of the warrants issued in connection with the financing, the holders of those warrants are under no obligation to exercise all or any portion of those warrants. In addition, there can be no assurance that Silicon Valley Bank will renew our line of credit in September 2003. In order to remain in business, in the event that we do not meet our currently planned operations and capital expenditures, we will likely require additional funding to support our operations by the end of the first quarter of fiscal 2004. Additional funding may be unavailable on favorable terms, if at all. If we are unable to obtain sufficient additional funding when needed, we will have to significantly cut back our operations, sell some or all of our assets, license potentially valuable technologies to third parties and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders would suffer significant dilution.

The results of future clinical studies may not support the usefulness of our technology.

        We have sponsored and are continuing to sponsor clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors to more firmly establish the predictive value of this technology. Although studies on high risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia is at least comparable to electrophysiology testing, we do not know whether the results of such studies will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology.

        The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We depend exclusively on third parties to support the commercialization of our products internationally.

        We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

        Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technology and our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. GE Medical Systems has introduced an analysis system it claims can measure t-wave alternans. GE Medical Systems has received concurrence from the FDA of their 510(k) allowing them to distribute the product in the United States. The FDA concurrence does not include approval of any predictive claims regarding their measurement of t-wave alternans. GE Medical Systems' Summary of Safety & Effectiveness only claims their ability to measure fluctuations in the ST-T segment of a patients electrocardiogram. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements, we may be unable to meet customer demand and our customer relationships would suffer.

        We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and subassemblies exposes us to several risks, including:

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  a potential for interruption, or inconsistency in the supply of components or subassemblies, leading to backorders and product shortages,

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  a potential for inconsistent quality of components or subassemblies supplied, leading to reduced customer satisfaction or increased product costs and delays in shipments of our products to customers and distributors, and

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  inconsistent pricing.

        Disruption or termination of the supply of these components and subassemblies could cause delays in the manufacturing and shipment of our products, resulting in potential damage to our customer relations and reduced revenue. From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and subassemblies in a timely manner, if at all. Further, a significant increase in the price of one or more key components or subassemblies included in our products could seriously harm our results of operations.

We depend heavily on third parties to support the commercialization of our CH 2000 stress test system.

        We rely solely on Philips Medical to commercialize our CH 2000 stress test system in the United States. Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to commercializing our products may not be within our control. The third parties on which we rely may not be able to recruit and retain skilled sales representatives. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with third parties could limit the commercialization of our products, or result in litigation or arbitration, which would be time-consuming, distracting and expensive. If any third party that supports the commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely manner, such breach, termination or failure could:

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  limit the continued commercialization of our CH 2000 product,

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  require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the commercialization of our products, or

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  result in the termination of the commercialization of our CH 2000 product,

and the resulting disruption of our business could have a material adverse effect on our results of operations.

Risks Related to the Market for Cardiac Diagnostic Equipment

We may not be able to maintain adequate levels of third-party reimbursement.

        Our revenues currently depend and will continue to depend, to a significant extent, on sales of our Heartwave and CH 2000 systems and Micro-V Alternans Sensors. Our ability to successfully commercialize these systems depends in part on maintaining adequate levels of third-party reimbursement for use of these systems by our customers. The amount of reimbursement in the United

States that is available for clinical use of the Microvolt T-Wave Alternans Test may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Our ability to commercialize the Heartwave and CH 2000 systems successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of performing a Microvolt T-Wave Alternans Test continue to be available from government authorities, private health insurers and other organizations, such as health maintenance organizations. We do not know whether the reimbursement level in the United States for the Microvolt T-Wave Alternans Test will increase in the future or that reimbursement amounts will not reduce the demand for, or the price of, our Heartwave and CH 2000 systems. Difficulties in obtaining reimbursement, or the inadequacy of the reimbursement obtained, for Microvolt T-Wave Alternans Tests using our Heartwave and CH 2000 systems could have a material adverse effect on our business.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims.

        The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 and the Heartwave systems, or cause a significant financial burden on us, or both, and could have a material adverse effect on our business, financial condition, and ability to market both systems as currently contemplated.

We may not be able to obtain or maintain patent protection for our products.

        Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

Others could claim that we infringe their intellectual property rights.

        Our commercial success will depend in part on our ability to avoid infringing patents issued to others and breaching the licenses upon which our products are based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans licensed from The Massachusetts Institute of Technology. Our license of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

We could become involved in litigation over intellectual property rights.

        The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and we believe they also hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost to us. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products, which may be competing unfairly with our products.

If we are not able to keep our trade secrets confidential, our technology and information may be used by others to compete against us.

        We rely on unpatented trade secrets to protect our proprietary technology. We can give no assurance that others will not independently develop or acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We may not have adequate remedies for any breach by a party to these confidentiality agreements. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on us.

Risks Related To The Offering

Our stock price could be volatile, which could cause you to lose all or part of your investment.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of medical-device companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock.

        The market price of our common stock has experienced, and may continue to be subject to volatility due to a variety of factors, including:

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  public announcements concerning us, our competitors or of the medical device industry;

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  fluctuations in operating results;

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  introductions of new products or services by us or our competitors;

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  changes in analysts' earnings estimates; and

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  announcements of technological innovations.

        In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management's attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions.

        Various provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders.

The future sale of shares of our common stock may negatively affect our stock price.

        If our stockholders sell substantial amounts of our common stock, including shares issuable upon the conversion of the Series A Preferred Stock and upon the exercise of outstanding warrants and options, following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DILUTION

        This offering is for sales of stock by our existing stockholder on a continuous or delayed basis in the future. Sales of common stock by such stockholder will not result in a change to the net tangible book value per share before and after the distribution of shares by the selling stockholder. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

SELLING STOCKHOLDERS

        The shares of common stock covered by this prospectus are issuable upon (i) the conversion of outstanding shares of Series A Convertible Preferred Stock we previously issued in a private placement on May 12, 2003 and (ii) the conversion of shares of Series A Convertible Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. There are six tranches of warrants, which we call the short-term warrants, that expire in monthly intervals starting September 1, 2003 and warrants that expire January 1, 2009, which we call the long-term warrants. The following table sets forth, to our knowledge, certain information about the selling stockholders as of May 21, 2003.

        We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the conversion of Series A Preferred Stock or upon the exercise of warrants and/or stock options that are exercisable within 60 days after May 21, 2003 are deemed outstanding for computing the percentage ownership of the person holding the Series A Preferred Stock, warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock to be Beneficially Owned After Offering
				Number of Shares of Common Stock Being Offered
Name of Selling Stockholder(1)
	Number		Percentage		Number	Percentage
Robert P. Khederian	5,748,890	(2)	23.8%	4,397,042	1,335,181	6.8%
Medtronic, Inc.	4,173,321	(3)	17.8%	3,823,521	349,800	1.8%
AFB Fund, LLC(4)	4,251,069	(5)	18.1%	3,823,469	427,600	2.2%
T-Wave Investors, L.P.	3,895,194	(6)	16.6%	3,823,469	71,725	*
Leaf Offshore Investment Fund Ltd.	3,153,700	(7)	14.6%	1,911,728	1,241,972	6.3%
ProMed Partners, L.P.	1,964,548	(8)	9.2%	1,624,948	339,600	1.7%
The Tail Wind Fund Ltd.	2,044,498	(9)	9.9%	1,544,088	1,565,140	7.8%
Blumberg Life Sciences Fund L.P.(4)	1,009,970	(10)	4.9%	1,009,970	0	0%
Brian Trumbore	955,864	(11)	4.6%	955,864	0	0%
David C. Poole	1,404,264	(12)	6.8%	955,864	448,400	2.3%
David B. Musket	1,080,143	(13)	5.3%	573,443	506,700	2.6%
ProMed Offshore Fund, Ltd.	337,263	(14)	1.7%	286,663	50,600	*
Eric Hecht	191,139	(15)	1.0%	191,139	0	0%
J. Leighton Read, M.D.	191,139	(16)	1.0%	191,139	0	0%
Blumberg Life Sciences Fund Ltd(4)	136,929	(16)	*	136,929	0	0%

*
Less than one percent.

(1)
The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)
Includes 1,352,936 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,435,285 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 608,821 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(3)
Includes 2,941,172 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock and 882,349 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants. Also includes 349,800 shares of common stock held by Medtronic International, Ltd. as of May 21, 2003.

(4)
As described in a Schedule 13D filed with the Securities and Exchange Commission on June 9, 2003, the AFB Fund, LLC ("AFB"), the Blumberg Life Sciences Fund L.P. ("BLSF"), the Blumberg Life Sciences Fund Ltd ("BLS"), Blumberg Capital Management, L.L.C. ("BCM"), Blumberg Capital Advisors, L.L.C.("BCA"), Laurence J. Blumberg and Louis Blumberg may be deemed to beneficially own 5,714,468 shares of common stock (22.9% of the shares of common stock outstanding on May 21, 2003) by virtue of the fact that Messrs. Blumberg, BCM, BCA, BLSF, BLS and AFB may be deemed to be a group for purposes of the filing of the Schedule 13D. Laurence J. Blumberg, through his position as managing member of BCM and BCA, is deemed to be the beneficial owner of the 1,009,970 common shares beneficially owned by BLSF and the 136,929 common shares beneficially owned by BLS. Laurence J. Blumberg also may be deemed to have beneficial ownership over the 316,500 shares that he holds personally. BCM, the investment manager of BLSF and BLS, may be deemed to beneficially own the 1,009,970 common shares and 136,929 common shares beneficially owned by such entities, respectively. BCA, the general partner of BLSF, may be deemed to beneficially own the 1,009,970 common shares beneficially owned by BLSF. Louis Blumberg is deemed to beneficially own the 4,251,069 common shares beneficially owned by AFB by virtue of his role as managing member of AFB.

(5)
Includes 1,176,461 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,117,610 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 529,398 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(6)
Includes 1,176,461 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,117,610 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 529,398 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. Wardenclyffe LLC and Louis Perlman share voting and investment power with respect to these shares.

(7)
Includes 588,224 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 1,058,803 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 264,701 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. Includes 1,241,972 shares of common stock held by S Squared Technology Corp., an affiliate of Leaf Offshore Investment Fund Ltd.

(8)
Includes 499,993 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 899,968 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 224,987 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(9)
Subject to the ownership limits described below, The Tail Wind Fund, Ltd. owns a total of 3,109,228 shares of common stock, which includes (i) 1,022,870 shares held by Tail Wind as of May 31, 2003, (ii) 542,270 shares for which warrants previously issued are exercisable, (iii) 882,336 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 661,752 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares for which the warrants issued in December 2001 are exercisable is limited, pursuant to the terms of the warrants, and because the number of shares of common stock which may be acquired by The Tail Wind Fund Ltd. upon conversion of the Series A Preferred Stock is limited, pursuant to the Certificate of Designations, to that number of shares which would result in The Tail Wind Fund, Ltd. having beneficial ownership of 9.9% of the total number of the outstanding shares of common stock, The Tail Wind Fund, Ltd. disclaims beneficial ownership of any and all shares which would cause its beneficial ownership to exceed this 9.9% limitation. Therefore, based upon 19,629,869 shares of common stock outstanding as of May 21, 2003, The Tail Wind Fund, Ltd. beneficially owns 2,044,498 shares and disclaims beneficial ownership of 1,021,628 shares.

(10)
Includes 310,778 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 559,361 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 139,831 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(11)
Includes 294,112 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 529,402 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 132,350 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(12)
Includes 294,112 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 529,402 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 132,350 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(13)
Includes 176,462 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 317,593 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 79,388 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(14)
Includes 88,231 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 158,757 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 39,675 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(15)
Includes 58,812 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 105,862 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 26,465 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(16)
Includes 58,812 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 105,862 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 26,465 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(17)
Includes 42,159 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 75,828 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 18,942 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

        Mr. Khederian is a member of our board of directors. Mr. Perlman, a member of our board of directors, is the beneficial owner of 29% of the shares and warrants held by T-Wave Investors, L.P. None of the other selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue 75,000,000 shares of common stock, $.001 par value per share. As of August 13, 2003, there were 19,987,369 shares of common stock outstanding, held of record by approximately 137 stockholders. Our common stock is traded on the OTC Bulletin Board under the symbol CAMH. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares Series A Preferred Stock and of any additional series of preferred stock which we may designate and issue in the future.

        Pursuant to the terms of a purchase agreement dated June 8, 1999 between Cambridge Heart and a group of investors led by The Tail Wind Fund Ltd., and referred to in this prospectus as the 1999 Tail Wind investors, we sold an aggregate of 952,380 shares of our common stock to the 1999 Tail Wind investors at a price of $5.25 per share.

        Pursuant to the terms of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of the several investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,116,347 shares of our common stock to the Sunrise investors at a price of $3.50 per share.

        Pursuant to the terms of the subscription agreements dated September 9, 2000 between Cambridge Heart and each of several additional investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,390,000 shares of our common stock to the additional Sunrise investors at a price of $3.50 per share.

        Pursuant to the terms of a purchase agreement dated December 21, 2001 between Cambridge Heart and The Tail Wind Fund Ltd. and Robert Khederian, referred to in this prospectus as the 2001 Tail Wind investors, we sold an aggregate of 1,580,459 shares of our common stock to the 2001 Tail Wind investors at a price of $1.74 per share.

Common Stock Warrants

        The Tail Wind Warrants.    As part of the purchase agreement dated December 21, 2001 between Cambridge Heart and the 2001 Tail Wind investors, we issued warrants that expire on December 21, 2007 to purchase 632,184 shares of our common stock at an exercise price per share of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of these warrants was adjusted downward to $0.285 in accordance with the adjustment provisions contained in these warrants and described below. As of May 30, 2003, none of the warrants issued to the 2001 Tail Wind investors has been exercised. The per share exercise price of the warrants issued to the 2001 Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

  •
  until December 21, 2003, if we sell any shares of our common stock at a price per share less than exercise price per share of the warrants issued to the 2001 Tail Wind investors, the per share exercise price of the warrants issued to the 2001 Tail Wind investors will be reduced to that lower price.

        The Sunrise Warrants.    As part of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and the Sunrise investors, and the sale agency agreement dated August 16, 1999 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of 290,412, 12,857 and 120,000 shares of our common stock, respectively, at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of an aggregate of 151,305 shares of our common stock at a per share price of $4.20. As of May 30, 2003, warrants for the purchase of 439,013 shares of common stock issued to the Sunrise investors have been exercised.

        As part of the subscription agreements dated September 9, 2000 between Cambridge Heart and the additional Sunrise investors, and the sales agency agreement dated September 6, 2000 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 717,000 shares of our common stock at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 143,400 shares of our common stock at a per share exercise price of $4.20. As of May 30, 2003, warrants for the purchase of 209,860 shares of common stock issued to the additional Sunrise investors have been exercised.

        The per share exercise price of the warrants issued to the Sunrise investors is subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to our shareholders payable in stock or other securities convertible into stock, subdivide or combine our common stock or reclassify of our common stock; or

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

        The Silicon Valley Bank Warrant.    In connection with a Loan and Security Agreement dated September 26, 2002 between Cambridge Heart and Silicon Valley Bank, we issued a warrant that expires on September 26, 2007 to purchase 21,053 shares of our common stock at a per share exercise price of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of this warrants was adjusted downward to $1.2968 and the number of shares issuable upon exercise of this warrant increased to 37,015 in accordance with the adjustment provisions contained an Antidilution Agreement dated September 23, 2002 between Cambridge Heart and Silicon Valley Bank and described below. The per share exercise price and number of shares issuable on the exercise of the warrant issued to Silicon Valley Bank are subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

  •
  under the Antidilution Agreement, until September 26, 2004, if we sell any shares of our common stock at a price per share less than exercise price per share of this warrant, the per share exercise price will be reduced to that lower price.

Preferred Stock

        Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, of which 929,849 shares are outstanding. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

        The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. Other than the Series A Preferred Stock discussed next, we have no present plans to issue any shares of preferred stock.

        Pursuant to the Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. to be Designated Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 12, 2003, 1,975,000 shares of our preferred stock are designated as Series A Convertible Preferred Stock having the following rights:

  •
  Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is initially $0.34.

  •
  The conversion price of the Series A Preferred Stock is subject to adjustment in certain circumstances:

  •
  If we issue shares of common stock at a purchase price below the conversion price of the Series A Preferred Stock prior to November 12, 2004, the conversion price of the Series A Preferred Stock will be adjusted to equal such purchase price.

  •
  The conversion price may also be adjusted following the last expiration date of the six tranches of short-term warrants that were issued on May 12, 2003 if our revenue is below $8,717,000 for the period beginning April 1, 2003 and ending on March 31, 2004 or $11,932,000 for the period beginning April 1, 2003 and ending on June 30, 2004 (depending upon when the last tranche of the short-term warrants expires). Our total revenue for the fiscal years ended December 31, 2001 and 2002 was $3,112,037 and $4,307,377, respectively. In the event that the applicable revenue level is not achieved, the conversion price of the Series A Preferred Stock will be adjusted to equal the lowest final exercise price per share of Series A Preferred Stock of the six tranches of short-term warrants (whether or not any of the short-term warrants are exercised).

  •
  Each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to the original purchase price of such share in the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets.

  •
  Holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

  •
  The holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) voting as a separate class, are entitled to elect two members to the Board of Directors of the Company. In addition, the holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) will be entitled to elect one additional member of the Board of Directors following the payment of an aggregate of $1.5 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants issued pursuant to the Securities Purchase Agreement, dated as of May 12, 2003, and will be entitled to elect another member of the Board of Directors following the payment of an aggregate of $3.0 million for the purchase of shares of Series A Preferred Stock upon exercise of such warrants.

  •
  The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

  •
  Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

  •
  Increase the number of shares designated as Series A Preferred Stock; or

  •
  Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

        Pursuant to the terms of a purchase agreement dated May 12, 2003 between Cambridge Heart, Medtronic, Inc. a group of investors which we call the Belmont Group, we issued and sold 696,825 shares of its Series A Preferred Stock at a purchase price of $4.42 per share. We also issued to the Belmont Group short-term warrants exercisable for a total of 705,852 shares of Series A Preferred Stock. There are six tranches of short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of our common stock prior to the expiration date of these warrants. We may extend the expiration date of up to three tranches of warrants as follows: to March 1, 2004 for the first tranche so extended, to April 1, 2004 for the second tranche so extended, and to May 1, 2004 for the third tranche so extended.

        We also issued to Medtronic and the Belmont Group long-term warrants exercisable for 30% of the total number of shares of Series A Preferred Stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. Medtronic received a warrant exercisable for 67,873 shares of Series A Preferred Stock. The Belmont Group received long-term warrants exercisable for up to an aggregate of 352,926 shares of Series A Preferred Stock.

        In connection with this financing and in order to address certain payment obligations in existing registration rights agreements, we issued to The Tail Wind Fund Ltd., a beneficial owner of 9.0% of our common stock as of January 31, 2003, short-term warrants exercisable for 67,872 shares of Series A Preferred Stock and a long-term warrant exercisable for 75% of the total number of shares of Series A Preferred Stock purchased through the exercise of The Tail Wind Fund Ltd.'s short-term warrants. The exercise prices and the expiration dates of The Tail Wind Fund Ltd.'s warrants are consistent with the warrants that were issued to the other private investors. We also amended a warrant to purchase 82,500 shares of common stock held by The Tail Wind Fund Ltd. to reduce the exercise price from $3.50 to $0.34 per share. The Tail Wind Fund Ltd. waived its rights under the registration rights agreements to certain payments and we, The Tail Wind Fund Ltd. and Mr. Khederian amended the Registration Rights Agreement dated as of December 21, 2002 to eliminate certain provisions requiring payments by us.

Registration Rights

        As part of our issuances of common stock and warrants to the 1999 Tail Wind investors on June 8, 1999 we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999.

        As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000 we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In December 1999 we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999 and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. In October 2000, we reregistered 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

        As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp.

        As part of our issuances of common stock and warrants to the 2001 Tail Wind investors on December 21, 2001 we agreed to register the 1,580,459 shares of common stock purchased by the 2001 Tail Wind investors and the 632,184 shares of common stock issuable upon exercise of the warrants issued to the 2001 Tail Wind investors. We registered these shares with the Securities and Exchange Commission in January 2002.

        As part of our issuance of the warrant to Silicon Valley Bank on September 26, 2002, we agreed to include the shares issuable upon exercise of that warrant in any registration statement we propose to file covering shares of our common stock, other than certain registration statements covering shares to be sold solely for the account of other shareholders.

        As part of our issuances of Series A Preferred Stock and warrants to purchase Series A Preferred Stock on May 12, 2003, we agreed to register 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Preferred Stock we previously issued in a private placement and 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon the exercise of the warrants. With this registration statement and prospectus, we are fulfilling our obligations to register these shares.

Delaware Law And Certain Charter And By-Law Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) an affiliate or associate of Cambridge Heart who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

        Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-third of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

        Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the chairman of the board of directors, by our chief executive officer or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

        The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

        Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

PLAN OF DISTRIBUTION

        This prospectus covers 25,249,276 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholder.

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell its shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  •
  such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

  •
  such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

        The following documents filed by Cambridge Heart with the SEC are incorporated herein by reference:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003, as amended by Form 10-K/A filed with the SEC on April 30, 2003.

  •
  Our Current Report on Form 8-K, as filed with the SEC on March 24, 2003.

  •
  Our Current Report on Form 8-K, as filed with the SEC on May 8, 2003.

  •
  Our Current Report on Form 8-K, as filed with the SEC on May 13, 2003.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the SEC on May 15, 2003.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as filed with the SEC on August 15, 2003.

        Our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 accompany this prospectus. Upon request, we will provide you a copy of any or all of the other documents that have been incorporated by reference in this prospectus. Requests may be made by telephone or email or by writing to:

Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, Massachusetts 01730
Attention: Robert B. Palardy
(781) 271-1200
bobp@cambridgeheart.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby (except any underwriting discounts and commissions), all of which will be borne by Cambridge Heart. All amounts shown are estimates except the SEC registration fee.

Filing Fee—Securities and Exchange Commission	US$	1,165
Legal fees and expenses	US$	100,000
Accounting fees and expenses	US$	5,000
Printing fees	US$	15,000
Miscellaneous expenses	US$	3,835

Total Expenses	US$	125,000

Item 15.    Indemnification Of Directors And Officers

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Cambridge Heart, Inc. has included such a provision in its Certificate of Incorporation.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Article EIGHTH of the registrant's Amended and Restated Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Article NINTH of the registrant's Amended and Restated Certificate of Incorporation provides that the registrant shall indemnify (a) each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that he is or was, or has agreed to become, a director or officer of the registrant, or is or was serving, or has agreed to serve, at the request of the registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise

(including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the registrant, or is or was serving, or has agreed to serve, at the request of the registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he will be indemnified by the registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to an Indemnitee at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

        Article NINTH of the registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended to expand the indemnification permitted to the registrant's directors or officers must indemnify those persons to the fullest extent permitted by such law as so amended.

        The registrant has purchased directors' and officers' liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.    Exhibits

        The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-2.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

  (2)
  That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on September 29, 2003.

CAMBRIDGE HEART, INC.
By:	/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Cambridge Heart, Inc., hereby severally constitute and appoint David A. Chazanovitz, Robert B. Palardy, and John A. Burgess and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Cambridge Heart, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz	President, Chief Executive Officer and Director (Principal executive officer)	September 29, 2003
/s/ ROBERT B. PALARDY Robert B. Palardy	Chief Financial Officer (Principal financial and accounting officer)	September 29, 2003
Daniel M. Mulvena	Chairman of the Board of Directors	September 29, 2003
* Richard J. Cohen	Director	September 29, 2003

* Jeffrey J. Langan	Director	September 29, 2003
* Robert P. Khederian	Director	September 29, 2003
* Louis M. Perlman	Director	September 29, 2003
*By:	/s/ ROBERT B. PALARDY Robert B. Palardy as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(1)4.1	Specimen Certificate for shares of Common Stock, $.001 par value, of the Registrant.
(10)4.2	Antidilution Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002.
(10)4.3	Warrant to Purchase Stock issued to Silicon Valley Bank on September 26, 2002.
(12)4.4	Form of Short-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock.
(12)4.5	Form of Long-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock.
(12)4.6	Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 to Medtronic, Inc. in connection with the sale of the Series A Convertible Preferred Stock.
(14)5.1	Opinion of Hale and Dorr LLP
(1)10.1#	1993 Incentive and Non-Qualified Stock Option Plan, as amended.
(1)10.2#	1996 Equity Incentive Plan, as amended.
(1)10.3#	1996 Employee Stock Purchase Plan.
(1)10.4#	1996 Director Stock Option Plan.
(9)10.5#	2001 Stock Incentive Plan.
(1)10.6#	Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993.
(1)10.7#	License Agreement By and Between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993.
(1)10.8	License Agreement by and between the Registrant and the Massachusetts Institute of Technology, dated September 28, 1993, relating to the technology of "Assessing Myocardial Electrical Stability".
(11)10.9#	Agreement to Extend the Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated January 28, 2003.
(3)10.10	First Amendment to the License Agreement by and between the Registrant and the Massachusetts Institute of Technology dated May 21, 1998, relating to the technology of "Assessing Myocardial Electrical Stability".
(9)10.11	OEM Purchase Agreement by and between the Registrant and Agilent Technologies, Inc. dated March 16, 2001.
(10)10.12	OEM Purchase Agreement Addendum by and between the Registrant and Philips Medical Systems dated October 5, 2001.
(3)10.13	Distributor Agreement, dated as of April 1, 1998, by and between the Registrant and Reynolds Medical Ltd.
(3)10.14	Distributor Agreement, dated as of March 1, 1998, by and between the Registrant and Image Monitoring, Inc.
(4)10.15	Registration Rights Agreement among the Registrant, The Tail Wind Fund Ltd., Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P. and Geoffrey H. Galley dated June 8, 1999.
(5)10.16#	Severance Agreement dated November 18, 1999 between the Registrant and Robert Palardy.
(5)10.17#	Severance Agreement dated November 18, 1999 between the Registrant and James Sheppard.
(9)10.18#	Severance Agreement dated November 18, 1999 between the Registrant and Kevin Librett.
(6)10.19	Distribution and License Agreement dated May 10, 2000 between the Registrant and SMI Medical, Inc.

(7)10.20	Sensor Usage Agreement Remarketing Agreement dated September 8, 2000 between Registrant and Americorp Financial, Inc.
(7)10.21#	Severance Agreement dated September 27, 2000 between the Registrant and David Chazanovitz.
(9)10.22	Lease Agreement By and Between the Registrant and R.W. Connelly, dated June 5, 2000.
(9)10.23	Securities Purchase Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001.
(9)10.24	Registration Rights Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001.
(10)10.25	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002.
(10)10.26	Consulting Agreement by and between Registrant and Adams, Harkness and Hill, dated September 10, 2002.
(11)10.27#	Severance Agreement dated January 30, 2003 between the Registrant and Robert LaRoche.
(12)10.28	Securities Purchase Agreement, dated as of May 12, 2003, by and among the Registrant and the purchasers set forth on Schedule I thereto.
(12)10.29	Registration Rights Agreement, dated as of May 12, 2003, by and among the Registrant and the signatories thereto.
(13)10.30	Loan Modification Agreement, dated as of May 8, 2003, by and between Silicon Valley Bank and the Registrant.
(13)10.31	Amendment to Registration Rights Agreement and Waiver, dated as of May 12, 2003, by and among the Registrant, The Tail Wind Fund Ltd. and Robert P. Khederian.
(13)10.32	Amendment No.1, dated as of May 12, 2003, to the Warrant issued as of September 14, 2000 to the Tail Wind Fund Ltd. by and between the Registrant and The Tail Wind Fund Ltd.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Hale and Dorr LLP.
(15)24.1	Power of Attorney.

(1)
Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended (File No. 333-04879).

(2)
Incorporated herein by reference to the Company's Form 10-K, as amended, for the fiscal year ended December 31, 1997.

(3)
Incorporated herein by reference to the Company's Form 10-Q, as amended, for the quarter ended June 30, 1998.

(4)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended June 30, 1999.

(5)
Incorporated herein by reference to the Registrant's Form 10-K, as amended, for the fiscal year ended December 31, 1999.

(6)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended June 30, 2000.

(7)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended September 30, 2000.

(8)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2000.

(9)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2001.

(10)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended September 30, 2002.

(11)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2002.

(12)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed May 13, 2003.

(13)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended March 31, 2003.

(14)
Previously filed as Exhibit 5.1 to the Registrant's Registration Statement on Form S-2 (File No. 333-106033) and incorporated herein by reference.

(15)
Previously filed on the signature page to the Registrant's Registration Statement on Form S-2 (File No. 333-106033).

#
Management contract or compensatory plan or arrangement filed as an exhibit to this form pursuant to Items 14(a) and 14(c) of Form 10-K.